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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              -----------------
                              STANT CORPORATION
                          (Name of Subject Company)

                            E&W ACQUISITION CORP.
                                 TOMKINS PLC
                                  (Bidders)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                 854727-10-4
                    (CUSIP Number of Class of Securities)

                             GEORGE S. PAPPAYLIOU
                           TOMKINS INDUSTRIES INC.
                           4801 SPRINGFIELD STREET
                               DAYTON, OH 45431
                                (513) 476-0241
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

                                APRIL 11, 1997
       (Date of Event Which Requires Filing Statement on Schedule 13D)

                          CALCULATION OF FILING FEE
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TRANSACTION VALUATION* $395,954,707.00       AMOUNT OF FILING FEE $79,191.00
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  *    Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 18,416,498 shares of common stock, $.01 par value, of Stant Corporation (the "Company") (the "Shares"), at a price per Share of $21.50 in cash (the "Offer Price"). Such number of Shares represents all the Shares outstanding as of April 9, 1997, plus 2,189,683 Shares issuable upon the exercise of outstanding, non-contingent stock options.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
       Amount Previously Paid: None
       Form or Registration No.: N/A
       Filing Party: N/A
       Date Filed: N/A

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                      Exhibit Index is located on Page 8

CUSIP NO. 854727-10-4
                                          14D-1 AND 13D

          Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

    1.    E&W Acquisition Corp.

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          Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                             (b) [ ]
    2.

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          SEC Use Only

    3.

---------------------------------------------------------------------------------------------


          Source of Funds

    4.

          AF
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          Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
          2(f)                                                                   [ ]

    5.

---------------------------------------------------------------------------------------------
          Citizenship or Place of Organization

    6.

          Delaware
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          Aggregate Amount Beneficially Owned By Each Reporting Person*

    7.

          9,229,595
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          Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [  ]

    8.

---------------------------------------------------------------------------------------------
          Percent of Class Represented By Amount in Row (7)*

    9.

          Approximately 50.1% of the Shares outstanding on a fully diluted basis as of
          April 9, 1997
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          Type of Reporting Person

   10.

          CO
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

* See footnote on following page.

CUSIP NO. 854727-10-4
                                          14D-1 AND 13D

          Names of Reporting Person
   1.     S.S. or I.R.S. Identification No. of Above Persons
          Tomkins PLC
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          Check the Appropriate Box if a Member of a Group                           (a) [  ]
                                                                                     (b) [  ]
   2.

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          SEC Use Only

   3.

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          Source of Funds

   4.
          WC or BK
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          Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
          or 2(f)                                                                         [  ]
   5.

--------------------------------------------------------------------------
          Citizenship or Place of Organization
   6.
          England
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          Aggregate Amount Beneficially Owned By Each Reporting Person*
   7.
          9,229,595
-----------------------------------------------------------------------------
          Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares     [  ]
   8.

-----------------------------------------------------------------------------
          Percent of Class Represented By Amount in Row (7)*
   9.
          Approximately 50.1% of the Shares outstanding on a fully diluted basis as of
          April 9, 1997
-----------------------------------------------------------------------------
          Type of Reporting Person
   10.

          CO
-----------------------------------------------------------------------------

------------
* On April 9, 1997, Tomkins Corporation, a wholly owned subsidiary of Tomkins PLC ("Parent"), and E&W Acquisition Corp., an indirect wholly owned subsidiary of Parent (the "Purchaser"), entered into a Stockholder Agreement, dated as of April 9, 1997 (the "Stockholder Agreement"), with Bessemer Capital Partners, L.P., the beneficial owner of an aggregate of 9,229,595 Shares (the "Selling Stockholder"), or approximately 50.1% of the Company's outstanding Shares on a fully diluted basis. Pursuant to the Stockholder Agreement, the Selling Stockholder has agreed to validly tender pursuant to the Offer and not withdraw all Shares which are beneficially owned by the Selling Stockholder prior to the expiration date of the Offer. The Stockholder Agreement provides that the Purchaser has an irrevocable option to acquire from the Selling Stockholder, at $21.50, all of the Selling Stockholder's Shares if certain conditions are met. Pursuant to the Stockholder Agreement, the Selling Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder
      Agreement in favor of the Merger (as defined in the Offer to Purchase) and against any transaction with a third party that would impede or frustrate the Merger Agreement (as defined in the Offer to Purchase).
      The Stockholder Agreement is more fully described in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreement" of the Offer to Purchase dated April 11, 1997 (the "Offer to Purchase").

                                 TENDER OFFER

   This Tender Offer Statement on Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Stant Corporation, a Delaware corporation, at $21.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to the Stockholder Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Stant Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 425 Commerce Drive, Richmond, Indiana 47374.

   (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6--"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d), (g) This Statement is filed by the Purchaser and Parent. The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

   (e)-(f) During the last five years, none of the Purchaser Entities (as defined in the Offer to Purchase) nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company" and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth in Section 10--"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

   (a)-(g) The information set forth in the Introduction, in Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b) The information set forth in the Introduction and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreement" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company," and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in the Introduction, in Section 16--"Fees and Expenses" and in Section 17--"Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in Section 9--"Certain Information Concerning the Purchaser and Parent," of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

   The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

   (a) The information set forth under Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company," and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreement" of the Offer to Purchase is incorporated herein by reference.

   (b)-(c) The information set forth in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreement" and in Section 15--"Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

   (e) Not applicable.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Offer to Purchase, dated April 11, 1997.

   (a)(2) Letter of Transmittal.

   (a)(3) Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7) Form of Summary Advertisement, dated April 11, 1997.

   (a)(8) Text of Press Release, dated April 9, 1997.

   (a)(9) Text of Press Release, dated April 11, 1997.

   (b) None

   (c)(1) Agreement and Plan of Merger, dated as of April 9, 1997, by and among Tomkins Corporation, the Purchaser and the Company.

   (c)(2) Stockholder Agreement, dated as of April 9, 1997, by and among Tomkins Corporation, the Purchaser and Bessemer Capital Partners, L.P.

   (c)(3) Letter from Mr. W. Thomas Margetts to Tomkins Corporation and the Purchaser dated April 9, 1997.

   (c)(4) Confidentiality and Nondisclosure Agreement, dated March 12, 1997, by and among Tomkins Corporation, Bessemer Partners & Co. and the Company.

   (c)(5) Letter Agreement, dated April 2, 1997, between Parent and the
Company.

   (d) None.

   (e) Not applicable.

   (f) None.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 1997

                                          E & W Acquisition Corp.

                                          BY:  /s/ Geoffrey D. Eaton
                                              -------------------------------
                                              Name: Geoffrey D. Eaton
                                              Title: President and Chief
                                              Executive Officer

                                          Tomkins PLC

                                          BY:  /s/ Simon M. Webber
                                              -------------------------------
                                              Name: Simon M. Webber
                                              Title: Executive Officer --
                                                     Corporate
                                                     Development Unit and
                                                     Legal Counsel

                                EXHIBIT INDEX

                                                                                                 PAGE
   EXHIBIT                                                                                       NO.
-----------                                                                                   --------
(a)(1)       Offer to Purchase, dated April 11, 1997 ........................................
(a)(2)       Letter of Transmittal...........................................................
(a)(3)       Notice of Guaranteed Delivery ..................................................
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees........................................................................
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees....................................................
(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9........................................................................
(a)(7)       Form of Summary Advertisement, dated April 11, 1997 ............................
(a)(8)       Text of Press Release, dated April 9, 1997......................................
(a)(9)       Text of Press Release, dated April 11, 1997 ....................................
(b)          None ...........................................................................
(c)(1)       Agreement and Plan of Merger, dated as of April 9, 1997, by and among Tomkins
             Corporation, the Purchaser and the Company......................................
(c)(2)       Stockholder Agreement, dated as of April 9, 1997, by and among Tomkins
             Corporation, the Purchaser and Bessemer Capital Partners, L.P. .................
(c)(3)       Letter from Mr. W. Thomas Margetts to Tomkins Corporation and the Purchaser
             dated April 9, 1997.............................................................
(c)(4)       Confidentiality and Nondisclosure Agreement, dated March 12, 1997, by and among
             Tomkins Corporation, Bessemer Partners & Co. and the Company....................
(c)(5)       Letter Agreement, dated April 2, 1997, between Parent and the Company.  ........
(d)          None............................................................................
(e)          Not applicable..................................................................
(f)          None............................................................................